SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKETLETTER 4th QUARTER OF 2013

MARKETLETTER 4Q13

INDEX

Introduction

Portuguese Conference Call

March 31st, 2014

2 p.m. (Brasília)

1 p.m. (US EST)

5 p.m. (UK)

Phone: (11) 4433-2163

English Conference Call

March 31st 2014

2 p.m. (Brasília)

1 p.m. (US EST)

5 p.m. (UK)

Webcast in English

http://webcast.conferenciacorp.com.br/view/131

Phone:

(+1 786) 837 9597 (US)

(+44) 20 3318 3776 (UK)

Password: 9532

IR Contact:

invest@eletrobras.com

www.eletrobras.com /elb/ri

Tel.: (+55) (21) 2514-6333

I – Analysis of the Results of the Consolidated Companies	5
II – Analysis of the Results of the Parent Company	16
III – Eletrobras Information	19
IV –Attachment: Subsidiary Companies Information	36
IV.1 - Generation and Transmission Companies	36
Itaipu	37
Furnas	44
Chesf	71
Eletronorte	102
Eletronuclear	121
Eletrosul	129
CGTEE	149
IV.2 Distribution Companies	159
Amazonas Energia	160
Distribuição Acre	178
Distribuição Alagoas	187
Distribuição Piauí	196
Distribuição Rondônia	205
Distribuição Roraima	214
IV.3 Participation Company	224
Eletropar	224

Rio de Janeiro, March 27th, 2014 - Eletrobras (Centrais Elétricas Brasileiras S.A.) (BM&FBOVESPA: ELET3 and ELET6 – NYSE: EBR and EBR-B – LATIBEX: XELTO and XELTB), the largest company in the electricity sector in Latin America, parent company of 12 subsidiaries, operating in the generation, transmission and distribution, and also 50% of participation in Itaipu Binational, announces its results for the period.

Throughout 2013, Eletrobras showed a net loss in the amount of R$ 6,287 million. The result is mainly due to the new generation and transmission tariffs regarding the assets whose concessions were renewed as per Law 12,783/13 and strongly influenced by: impairment in the amount of R$ 2,462 million; overhead costs of R$ 1,726 million related to the Early Retirement Plan (PID); and Provisions for contingencies in the amount of R$ 1,399 million (see item I.3). Throughout the fiscal year of 2012, Eletrobras showed a net loss of R$ 6,879 million.

During the 4Q13, the Company presented a net loss of R$ 5,500 million, whilst that in the 3Q13 it had shown a net loss of R$ 915 million and during the 4Q12 a net loss of R$ 10,499 million.

However, its Generation and Transmission Subsidiaries Companies obtained a positive EBITDA in the amount of R$ 1,301 million during 2013, while the Distribution Companies obtained a negative EBITDA in the amount of R$ 1,224 million during 2013.

Regarding the investment programs, the Company registered an amount of R$ 11.2 billion in 2013, which corresponds to 83.6% of its annual investment budget.

With regards to the Generation segment R$ 6 billion were invested. The construction of important new power plants went forward steadily with the Company’s partnership. As for Corporate investments, we highlight the R$ 1.5 billion investment in the Angra III Thermal Nuclear Power Plant, the R$0.6 billion in the Mauá 3 Thermal Power Plant. We also must highlight investments in partnership, such as R$ 0.9 billion in Belo Monte Power Plant, R$1.0 billion in Jirau Power Plant, R$ 0.4 billion in Teles Pires Power Plant and R$ 0.7 billion in Santo Antonio Power Plant.

During this year the Simplicio Hydro Power Plant (306MW), São Domingos (48.0MW) and João Borges Small Hydro Power Plant (19.0MW) started regular operation. As for the partnerships in Special Purpose Companies - SPCs we must highlight that seven turbines belonging to Santo Antonio Power Plant started operating, in the aggregate of 1,128MW of installed capacity generating new electricity, the beginning of generation by Jirau Power Plant first turbine with 75 MW; and the expansion of our wind power generation capacity by means of the São Pedro do Lago, Sete Gameleiras and Pedra Branca Wind Power Plants totaling (90MW).

With regards to the Transmission segment, the Company invested a total amount of R$ 3.0 billion related to Transmission Lines and Substations. Currently there are under construction around 12,000 Km of Transmission Lines throughout the country. During 2013, 1,898 Km of new Transmission Lines with tensions of 230 kV or higher were added to the National Grid (SIN) 302 Km of which are assets that belong only to the Company and the remaining 1,595 Km are proportionally owned in accordance with the partnerships held in the SPC’s.

2

The Early Retirement Plan – PID was a large success, in as much that it reached 4,448 employees and shall provide a annual saving of R$ 1.1 billion. Such amount shall grow even further throughout the fiscal year of 2014 with the inclusion of a portion of the employees of the affiliated company Eletrobras Eletronuclear. The total savings are expected to reach the amount of R$ 1.3 billion annually with a two year payback term.

Highlights of the consolidated results:

During 2013

»       Impairment in the amount of R$ 2,462 million;

»       Provision for contingencies in the amount of R$ 1,399 million;

»       Reversal of provisions over onerous contracts in the amount of R$ 1,925 million, detailed in item I.5.1;

»       Provision for financial asset loss in the amount of R$ 792 million;

»       Personnel, Material and Services (PMS):increase of 20.5% in 2013 as compared to 2012, highlighting the Personnel line which grew 30.1% due to the PID, whilst the Service line grew 1.9% and the Material line decreased 2.2%, see item I.7;

»       Higher Cost of Electricity purchased for resale, which presented an expense of R$ 5,515 million in 2013 (13.4% higher compared to 2012);

»       Higher cost of fuel for electricity production, which presented a net expense of R$ 1,492 million in 2013 (115.1% higher than 2012);

»       Itaipu transfer: R$ 68 million, 86.5% lower than fiscal year 2012 (see item II.3);

»       Net revenue due to Foreign Exchange: R$ 539 million, 17% higher than 2012;

»       Lower on Fiscal Credit of R$ 1,367 million in 2013;

»       Consolidated EBITDA: R$ (3,690) million, influenced mainly by the variables described above. In item I.5.2 its shown that the sum of the EBITDA of the generation and transmission subsidiaries companies is positive in the amount of R$ 1,301 million in 2013 even considering the setbacks related to the provisions and the PID. The sum of the EBITDA of the Distribution companies remained negative in the amount of R$ 1,224 million this year, also impacted by provisions and the PID, and;

»       Net Debt (Net Cash) without RGR: R$ 2,300 million (See item I.4).

 During 4Q13

»     Impairment in the amount of R$ 2,476 million.

»     Provision for contingencies in the amount of R$ 695 million.

»       Reversal of provisions over onerous contracts in the amount of R$ 836 million, detailed in item I.4.2.

»     Provision for Financial Asset loss in the amount of R$ 310 million.

»     Personnel, Material and Services (PMS): increase of 29.2% in the 4Q13 compared to 3Q13, highlighting the Personnel line, which grew 34.5%, due to the PID while the Service line increased by 16.2% and the Material line also increased 3.7%.

»     Net Revenue of Foreign Exchange: R$ 57  million, 2,270% higher than 3Q13.

»     Consolidated EBITDA: R$ (3,307) million influenced by the variables described above.

The analysis of the items in the Income Statement of each company of Eletrobras System is presented in the Attachment of Marketletter, after the Financial Statement for each company.

4

I.             ANALYSIS OF THE CONSOLIDATED RESULTS (R$ million)

values in R$ Million
2013	2012		4Q13	3Q13	4Q12
23,836	28,014	Net Operating Income (a)	6,013	6,091	8,235
-9,245	-7,671	(-) Personnel, Material and Services	-3,069	-2,375	-2,129
-5,515	-4,863	(-) Energy purchased for resale	-1,289	-1,224	-1,837
-1,561	-1,587	(-) Usage of the electric grid	-245	-443	-198
-3,548	-3,306	(-) Construction	-1,161	-1,198	-1,353
-1,492	-694	(-) Fuel for electricity production	-157	-233	-243
-406	-668	(-) Remuneration and Reimbursement	-89	-93	-134
-1,501	-1,689	(-) Depreciation and amortization	-417	-373	-439
568	7,537		-413	152	1,901
178	612	Shareholdings	-57	31	12
-3,258	-4,971	Operating provisions	-3,659	-510	-4,097
-257	0	Early Retirement Plan PID	1,002	-30	-48
-2,422	-2,193	Other Results	-597	-452	-681
-5,191	985		-3,724	-809	-2,914
1,703	2,738	Interest income	452	539	379
455	721	Monetary Restatement	250	-34	360
539	461	Monetary and exchange variation	57	-11	17
-2,031	-1,684	Debt charges	-873	-337	-617
-190	-502	Debt from from Shareholders Resources	-19	-18	-13
-209	-49	Other financial results	-423	-26	310
-4,925	2,669		-4,280	-695	-2,478
0	-10,085	Effects of Law 12.783	0	0	-10,085
-1,367	491	Income Tax and Social Contribution	-1,228	-225	2,006
-6,291	-6,926	Net Income	-5,508	-920	-10,558
-5	-47	Minority Shareholders	-1	5	-35
-6,287	-6,879	Consolidated Net Income	-5,500	-915	-10,499

(a)    See item I.1.2

I.1 FINANCIAL HIGHLIGHTS

Main Variations of Financial Statements (2013 x 2012)

The results of 2013 recorded a variation of 8.6 % as  compared to 2012 recording a net loss of R$ 6,287 million in the 2013, compared to a net loss of R$ 6,879 million in 2012. The result is due to the new tariffs charged by the generation and transmission assets whose concessions were renewed in compliance to law 12,783/13 and was decisively influenced by several variables, which we highlight: impairment in the amount of R$ 2,462 million; expenses of R$ 1,726 million regarding the Early Retirement Plan (PID), and provision for contingencies in the amount of R$ 1,399 million (see section I.3).

The Net operating revenue in the amount of R$ 23,836 million, detailed in Table I.1.2, presented, in 2013, a 14.9% reduction as compared to 2012 when was recorded the amount of R$ 28,014 million.

5

»     The Revenue from Generation showed a decrease of 8.7%, from R$ 18,833 million in 2012 to R$ 17,240 million in 2013. This variation was due to the 10.6% reduction of revenue due to the decrease of electricity sales from R$ 18.381 million in 2012 to R$ 16,435 million in 2013 due to the Law 12,783/2013. With regards to the short term power market obtained by the operations in the Energy Trading Chamber (CCEE), related to Chesf, Eletronorte and Furnas had a positive influence over results accrued from R$ 1,640 million in 2012 to R$ 2,396 million in 2013. With regards to the amount of electricity sold in 2013 by the Eletrobras Companies recorded a slight reduction as compared to the sales held in 2012 from, from 261 TWh to 258 TWh. This result was also influenced by the reduction of the Transfer of Itaipu, which went from a net revenue of R$ 502 million in 2012 to a net revenue of R$ 68 million in 2013 as shown in item II.3. The Construction revenue is registered as equivalent value recorded as cost of construction.

»     The revenues from Transmission decreased by 38.8%,  from R$ 7,358 million in 2012 to R$ 4,505 million in 2013, influenced by the start-up of new transmission lines influenced by the update rates of return account  of transmission lines which decreased from R$ 2,852 million in 2012 to R$ 552 million in 2013 due to effects of Law 12,783/2013. The Operating and Maintenance revenues went from R$ 2,545 million in 2012 to R$ 2,156 million in 2013. The Construction revenues, were recorded as equivalent value to Construction costs.

»     The revenues from Distribution decreased by 15.7%, from R$ 6,445 million in 2012 to R$ 5,433 million in 2013, influenced by the energy supply, which showed a decrease of 13.3% from R$ 5,099 million in 2012 to R$ 4,419 million in 2013, due to the tariff adjustment in the year. Regarding the energy sold, the Distribution Companies sold 16.2 TWh in 2013 and 15.3 TWh in 2012. The Construction revenue has equivalent value recorded as Construction cost.

-  In 2013, the Personnel, Material and Service (PMS) accounts increased by 20.5%, from R$ 7,671 million in 2012 to R$ 9,245 million in 2013. The Service line increased by 1.9% and the Material decreased by 2.2%. The Personnel line, increased 30.1%, mainly due to the costs incurred by the Early Retirement Plan – PID in the amount of R$ 1,469 million, see item I.6.

- The Electricity purchased for resale increased by 13.4%, from R$ 4,863 million in 2012 to R$ 5,515 million in 2013. This result was mainly influenced by the high costs accrued by the PLD (Preço de Liquidação das Diferenças) and by the larger insufficiency ballast during 2013 as compared to 2012.

- The fuel for electricity production account presented an increase of 115.1%. In 2013, there was a net expense of R$ 1,492 million, while in 2012 it was recorded a net expense of R$ 694 million. This variation was mainly influenced by the increase in generation of thermal energy.

- The shareholdings recorded a decrease of 71.0% resulting from the amount of R$ 178 million in 2013 and R$ 612 million in 2012. This decrease was caused mainly by the variation that occurred in equity of investments in the affiliated companies which registered a 101.5% decrease, from a positive result of R$ 415 million in 2012 to a negative result of R$ 6 million in 2013.

6

- The Operating provisions, decreased by 34.5%, from of R$ 4,971 million in 2012 to R$ 3,258 million in 2013, mainly, due to: i) provision for contingencies in the amount of R$ 1,399 million, being R$ 1,293 million related to compulsory loans; ii) reversal of provisions in the amount of R$ 1,925 million; iii) impairment in the amount of R$ 2,462 million and; iv) provision regarding financial asset losses in the amount of R$ 792 million see item I.3.

- The net financial result went from a net revenue of R$ 1,684million in 2012 to a net revenue of R$ 266 million in 2013, representing a reduction of 84.2%. This result is due mainly to the decrease of the financial incomes  from R$ 1,566 million in 2012 to R$ 556 million in 2013 influenced by the decrease of the value of the extra market funds. The exchange rate had a positive impact on the Company’s results in the amount of R$ 539 million in 2013 as compared to the amount of R$ 461 million in 2012. Monetary adjustment item registered a decrease of 36.9% from R$ 721 million in 2012 and R$ 455 million in 2013, due mainly to the reduction of the inflation indexes, which updated the loans and financing contracts of the Company. The charges regarding the shareholders funds showed a 62.2 % decrease from R$ 502 million in 2012 to R$ 190 million in 2013, due to the payment of the 4th portion of the retained dividends.

- The Income Tax and Social Contribution decreased by 378.5%, from a credit of R$ 491 million in 2012 to an expense of R$ 1,367 million in 2013. Due to the current expectation of future tax results indicate that the Company may be partly benefit, from the tax point of view, of the differences between the bases of calculation of tax over assets and liabilities and their accountable amounts of this elements in the financial statements.

Main Variations of Financial Statements (4Q13 x 3Q13)

The results  regarding the 4Q13 registered a 500.9% decrease as compared to the 3Q13 in which the Company registered a net loss in the amount of R$ 5,500 million by the end of the 4Q13 as compared to a net loss in the amount of R$ 915 million at the end of the 3Q13.

The Net operating revenue in the amount of R$ 6,013 million, detailed in Table I.1.2, presented, in 4Q13, a decrease of 1.3% compared to 3Q13 when it was recorded the amount of R$ 6,091 million.

»     The Revenue from Generation decreased by 3.3%, from R$ 4,323 million in 3Q13 to R$ 4,180 million in the 4Q13. This variation was due mainly to the effects caused by the consolidation of sales of electricity the Eletrobras System itself. Revenues related to Itaipu Transfers registered a net income in the amount of R$ 19 million in the 3Q13 to a net income of R$ 279 million in the 4Q13. Construction revenues showed an increase and were registered at equivalent value to construction costs.

»     The revenues from Transmission decreased by 5.0%, from R$ 1,403 million in 3Q13 to R$ 1,333 million in 4Q13, influenced mainly by the effects of the consolidation. The Construction revenues has equivalent value recorded as Construction cost.

»     The revenues from Distribution increased by 12.6%, from R$ 1,261 million in 3Q13 to R$ 1,420 million in 4Q13, influenced by the energy supply, which showed an increase of 1.7% from R$ 1,097 million in 3Q12 to R$ 1,115 million in 4Q13, due to the increase of the number of consumers and of the volume of electricity sold. The Construction revenue has equivalent value recorded as Construction cost.

7

-  In 4Q13, the Personnel, Material and Service (PMS) accounts increased by 29.2%, from R$ 2,375 million in 3Q12 to R$ 3,069 million in 4Q13 highlighting the Personnel line that increased by 34.5% due mainly to the severance pay of a large amount of employees that left the Company on behalf of the Early Retirement Plan – PID. The Service line, which grew 16.2%, the Material line grew 3.7% see item I.6.

- The Electricity purchased for resale increased by 5.4%, from R$ 1,224 million in 3Q12 to R$ 1,289 million in 4Q13. This result was mainly influenced by the high costs accrued by the PLD (Preço de Liquidação das Diferenças).

- The fuel for electricity production account presented a decrease of 32.7%.  In 3Q13, there was a net expense of R$ 233 million, while in 4Q13 it was recorded a net expense of R$ 157 million, due to the increase in generation of thermal energy of Eletrobras Companies.

- The shareholdings recorded a decrease of 281.5% resulting from a positive amount of R$ 31 million in 4Q13 and a negative amount of R$ 57 million in 3Q13. This variation occurred mainly due to the equivalency equity of the investments in related companies.

- The Operating Provisions went from R$ 510 million in 3Q13 to R$ 3,659 million in 4Q13, highlighting the impairment provision in the amount of R$ 2,476 million,  provision for financial asset losses in the amount of R$ 310 million and reversal of provisions for onerous contracts in the amount of R$ 836 million detailed in item I.4.

- The net financial result decreased from a net income of R$ 113 million in 3Q13 to a net expense of R$ 556 million in 4Q13, representing a 589.9% variation. This result is due mainly to the recording of the effects of the embedded derivative of R$ 300 million in 4Q13 and a reduction of 16.1% in revenue from investments and by 159.3% increase in debt charges.

8

I.1.2      Net Operating Income (NOI)

During the year of 2013 the Net Operating Income (NOI) had a 14.9% decrease as compared to the previous year, from R$ 28,014 million to R$ 23,836 million. In 4Q13 NOI decreased by 1.3% as compared to the previous quarter (3Q13) from an amount of R$ 6,091 million to R$ 6,013 million.

2013	2012	Variation 2013x2012	CONSOLIDATED	4Q13	3Q13	Variation 4Q13 x 3Q13

			a) GENERATION
16,435	18,381	-10.6%	Energy Sold	3,690	3,974	-7%
737	0	100.0%	Revenue from Construction	211	330	-36%
68	502	-86.5%	Itaipu Transfer	279	19	1357%

			B) TRANSMISSION
552	2,852	-80.6%	Return Tax update - Transmission	201	119	70%
2,156	2,545	-15.3%	Revenue from Operating and Maintenance	486	581	-16%
1,797	1,960	-8.3%	Revenue from Construction	646	704	-8%

			c) DISTRIBUTION
4,419	5,099	-13.3%	Supply	1,115	1,097	2%
1,014	1,346	-24.7%	Revenue from Construction	305	164	85%

1,008	962	4.8%	d) Other Revenues	346	226	53%
28,186	33,648	-16.2%	Total	7,279	7,214	1%

			Operating Income Deductions
-870	-1724	-49.5%	Sectoral charges	-260	-189	37%
-1231	-1369	-10.1%	ICMS	-313	-305	3%
-2238	-2517	-11.1%	PASEP and COFINS	-691	-624	11%
-11	-24	-56.3%	Other Deductions	-1	-4	-81%
-4,351	-5,634	-22.8%	Total Deductions	-1,265	-1,123	13%

23,836	28,014	-14.9%	Net Operating Income	6,013	6,091	-1%

Participation of business in relation to Gross Revenues

9

I.2. Energy Sold

I.2.1  Energy Sold in 2013 Generation Companies – TWh

In terms of evolution of the energy market, the Eletrobras companies during  2013, sold 259 TWh of energy, versus 261 TWh traded in the previous year, representing a decrease of 0.8%.

I.2.2 Energy Sold in 2013 – Distribution Companies – TWh

In terms of evolution of the energy markets, the  Eletrobras Distribution System, during 2013, sold  16.1 TWh of energy, as compared to 15.4 TWh traded in previous year, representing an increase of 5.8%.

*consider only the regulated market

10

I.3 OPERATING PROVISIONS

values in R$ million
	Parent		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012
Guarantees	84	29	84	29
Contingencies	1,586	(252)	1,399	580
PCLD - Customers and Resellers	-	-	(793)	919
PCLD - Financing and Loans	106	(137)	106	(137)
Unfunded liabilities in subsidiaries	2,842	1,012	-	-
Onerous Contracts	-	-	(1,925)	1,636
Losses on Investiments	143	163	143	188
Actuarial Liabilities	-	-	-	-
Impairment	-	-	2,462	1,059
Adjustment to Market Value	0	(145)	0	(145)
Provision for losses on Financal Asset	-	-	792	-
Others	251	95	990	842
	5,012	764	3,258	4,971

Provisions for Legal Liabilities linked to legal proceedings values in R$ million
	Parent		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012
Current
Labor	-	-	9	3
Civil	-	-	15	26

Non-current
Labor	129	110	913	1,027
Taxable	-	-	295	465
Civil	2,368	1,085	4,487	3,609
	2,497	1,195	5,719	5,129

11

I.4 Attypical Events

						values in R$ million
Itens		COMPANIES 2013
	Holding	CGTEE	Chesf	Eletronorte	Eletronuclear	Eletrosul	Furnas	Consolidated

Generation and Transmission
Onerous Contracts		-	869.3	(67.4)	-	502.5	489.0	1.793.5
Impairment		(74.0)	(620.3)	(165.3)	(532.5)	(247.6)	(32.1)	(1.671.8)
Contigencies	(1.584.1)	(3.7)	(40.6)	(85.8)	(19.8)	27.8	309.9	(1.396.2)
Provision for Financial Asset Losses			(246.9)	(48.8)			(496.2)	(791.9)
PCLD	(106.2)		(43.4)	741.8	(4.2)	-	(14.8)	573.1
PID	(100.7)	(32.4)	(798.9)	(214.0)		(73.4)	(288.2)	(1.507.7)

Sub-Total G&T	(1,690.3	(77.7)	(81.9)	374.5	(556.5)	282.8	255.8	(3,001)

	Holding	Acre	Alagoas	Amazonas	Piauí	Rondônia	Roraima	Consolidated
Distribution
Onerous contracts				-		131,2		131,2
Impairment		(64.9)	23.7	(331.9)	(233.5)	(196.7)	13.2	(790.1)
Contigencies		(2.8)	7.7	22.4	(19.7)	(8.6)	(2.1)	(3.1)
PCLD		(17.9)	45.0	(39.4)	(6.7)	78.3	54.2	113.5
PID		(14.6)	(74.5)	(25.9)	(73.7)	(23.8)	(5.1)	(217.8)
Sub-Total D		(100.2)	1.9	(374.8)	(333.6)	(19.6)	60.2	(766.3)

Total G, T e D								(3,767.3)

12

							values in R$ million
Itens	COMPANIES 4T13
H/G/T	Holding	CGTEE	Chesf	Eletronorte	Eletronuclear	Eletrosul	Furnas	Consolidado
Onerous contracts		-	461.8	(67.4)		310.4	131.5	836.3
Impairment		(74.0)	(620.3)	(165.3)	(532.5)	(247.6)	(32.1)	(1,671.8)
ContigEnciEs	(1,174.1)	(2.6)	39.2	(38.1)	(14.7)	49.8	471.0	(669.5)
Provision for Financial Asset Losses			(74.0)	(24.5)			(211.6)	(310.1)
PCLD			(17.3)	52.8		0.0	(6.6)	28.8
PID
Sub-Total H/G/T	(1,174.1)	(76.7)	(210.6)	(242.6)	(547.2)	112.7	352.2	(1,786.3)

D		Acre	Alagoas	Amazonas	Piauí	Rondônia	Roraima	Consolidado
Onerous contracts								-
Impairment		(64.9)	23.7	(346.1)	(233.5)	(196.7)	13.2	(804.3)
Contigencies		(4.7)	9.4	(20.5)	(0.4)	(9.1)	(0.2)	(25.5)
PCLD		(2.5)	54.3	(13.5)	(5.2)	124.6	(2.5)	155.2

Sub-Total D		(72.1)	87.5	(380.1)	(239.1)	(81.2)	10.5	(674.5)

Total G, T e D								(2,460.8)

I.4.1 Onerous Contracts

					values in R$ million
	Consolidated Balance		Moviment
	2013	2012	4Q13	3Q13	2Q13	1Q13

Contract 061/2001	0	84	0	0	-76	-8
Contract 062/2001	905	1,407	-121	0	-434	53
	905	1,491	-121	0	-510	45
Generation
Itaparica	863	1,019	-60	-12	-55	-29
Jirau	712	1,608	-613	-178	-95	-10
Camaçari	267	357	-36	-30	-15	-9
Termonorte II	0	131	1	-99	-15	-18
Funil	96	83	-11	0	24	0
Mauá - Klabin	20	34	-5	-3	-3	-3
Complexo Paulo Afonso	0	34	0	-14	-17	-3
Coaracy Nunes	86	21	65	0	0	0
Others	295	378	-85	2	-54	-10
	2,339	3,665	-744	-334	-230	-82
TOTAL	3,240	5,156	-865	-334	-740	-37

13

I.5 Consolidated EBITDA

		Values in R$ million
EBITDA	2013	2012	%
Results of the period	-6,291	-6,926	-9%
+ Provision Income Tax and Social Contribution	1,367	-491	-378%
+ Financial Result	-266	-1,684	-84%
+ Depreciation and Amortization	1,501	1,689	-11%
= EBITDA	-3,690	-7,412	-50%

values in R$ million
ADJUSTED EBITDA 2013
= EBITDA	-3,690
+ Atipical events (see item I.4)	3,767
= ADJUSTED EBITDA	77

I.5.1 EBITDA of Subsidiaries Companies

The EBITDA of Eletrobras Subsidiaries shown below, totaled R$ 77 million in 2013, representing an increase of 101.0% compared to a negative EBITDA of R$ 7,372 million in 2012. This result reflects the new rates of generation and transmission tariffs whose concessions were renewed in accordance with the Law 12.783/13.

During  the 4Q13 the EBITDA of companies controlled by Eletrobras, shown below,  totaled the negative amount of R$ 1,424 million, representing a decrease of 578.6% compared to EBITDA of R$ 298 million in 3Q13.

EBITDA values R$ million
Company	2013	2012	%	4Q13	3Q13%
Furnas	44	(827)	105%	253	(511)	149%
Chesf	(1,040)	(6,257)	83%	(441)	(3)	-14111%
Eletronorte	2,287	34	6,546%	270	471	-43%
Eletrosul	566	33	1,607%	168	168	0%
Eletronuclear	(246)	387	-164%	(609)	181	-437%
CGTEE	(310)	(209)	-48%	(63)	(38)	-67%
Subtotal	1,301	(6,838)	119%	(422)	267	-258%
Distributors	(1,224)	(534)	-129%	(1,002)	31	-3,379%
Total	77	(7,372)	101%	(1,424)	298	-579%
EBITDA MARGIN values R$ million
Company	2013	2012	%	4Q13	3Q13%
Furnas	1.0%	-11.4%	12.4	11.4%	7.2%	4.2
Chesf	-25.4%	-104.3%	79.0	-23.1%	-28.6%	5.5
Eletronorte	47.1%	0.7%	46.4	10.4%	52.2%	-41.7
Eletrosul	53.5%	2.2%	51.2	31.8%	21.7%	10.1
Eletronuclear	-14.3%	16.4%	-30.7	-70.5%	9.8%	-80.2
CGTEE	-104.0%	-39.5%	-64.5	-33.9%	-57.6%	23.6
Subtotal	8.0%	-30.2%	38.1	-5.1%	10.5%	-15.6
Distribuidoras	-20.7%	-10.0%	-10.7	-31.8%	-12.4%	-19.4
Total	0.3%	-26.3%	26.7	-12.4%	4.6%	-17.1

EBITDA = Net income plus income taxes over net financial expenses Financial income and depreciation, amortization and depletion, as determined by the following Instruction 527/12 of CVM.

14

I.6 Net Debt

	values in R$ million
Net Debt	4Q13	3Q13
Financing payble + Debentures - (RGR)	24,293	21,806
Cash + Marketable Securites	9,886	10,708
Financing receivable - (RGR)	12,108	12,063
Net Debt	2,300	-965

I.7. Personnel, Material and Service

values R$ million
	2013	2012	%	4Q13	3Q13%
Personnel	6,650	5,112	30.1%	2,333	1,735	34.5%
Material	295	302	-2.2%	68	65	3.7%
Services	2,299	2,256	1.9%	668	575	16.2%

In the year of 2013 the Personnel line showed a 30.1% increase, from R$ 5,112 million in 2012 to R$ 6,650 million in 2013. Such result was due to the Early Retirement Plan – PID in as much that at the time the employees leave the Company the corresponding value of the provision line is accrued as Personnel cost.

The PID impacted the Company’s results in R$ 1,726 million. Previously accounted as provision, the amount of R$ 1,469 million were written off and registered as Personnel costs. In December 2013 there was a balance amount of R$ 257 million as provision for the employees that shall leave the company throughout 2014.

Excluding the values pertaining the PID, Personnel line would have been R$ 5,181 million in 2013 which represents a variation of 1.4% as compared to the year 2012.

15

II.Analysis of the Results of the Parent Company

       Evolution of the Results - R$ million

16

II.1  Eletrobras Shareholdings

Values in R$ million
	Parent		Consolidated
	12.31.13	12.31.12	12.31.13	12.31.12
Investments in subsidiaries
Equivalency equity	-708	-8.075	0	0

Interest on Equity	98	-	98	-
Equivalency Equity	-362	347	-104	415
Investments in affiliated	-263	347	-6	415

Other investiments
Interest on Equity	14	24	14	24
Dividends	101	112	101	112
Remuneration of Investments in Partnership	21	18	21	18
Capital Income - ITAIPU	48	44	48	44
	184	197	184	197
Total	-788	-7.531	178	612

The recognition of the results of the companies invested by Eletrobras impacted negatively the Company's results in 2013 by R$ 788 million, resulting from the evaluation of corporate investments. This figure represented a decrease of 89.5% as compared to the amount of R$ 7,531 million for the year 2012, highlighting the result of the equivalency equity of our subsidiaries and affiliated companies, as shown below:

II.2    Financial Results

In 2013, the Financial Results positively impacted the results of the Company. This positive impact was of R$ 2,118 million in 2013 as compared to R$ 3,161 million in 2012. This variation is primarly explained by the variation of the US Dollar exchange rate, and by the decrease of income of financial assets. Comparing the las two quarters there was a positive impact in the amount of R$ 344 million in 4Q13 and R$ 488 million in 3Q13, as shown below:

17

FINANCIAL RESULT				Values in R$ million
	4Q13	3Q13	2013	2012
Financial Revenues
Interest income, commissions and fees	523	519	2,033	1,955
Income from financial investments	59	123	285	1,213
Arrears surcharge on electricity	32	13	45	20
Monetary restatement	223	135	706	947
Active exchange restatement	86	43	585	546
Idemnifications due to Law 12.783/13	0		0	0
Other Financial revenue	60	20	146	147

Financial Expenses
Debt Charges	-310	-294	-1,048	-915
Charges on Leasing	0	0	0	0
Charges on shareholders' funds	-13	-17	-180	-493
Other Financial Expense	-315	-54	-453	-260
	344	488	2,118	3,161

The main indexes of the loans and transfers showed variations in the following periods:

Evolution of the IGP-M Index and the Dollar (%)

	1Q13	2Q13	3Q13	4Q13	2013
Dolar	-1.45%	10.02%	0.65%	5.05%	14.64%
IGPM	0.84%	0.90%	1.92%	1.76%	5.53%

	1Q12	2Q12	3Q12	4Q12	2012
Dollar	-2.86%	10.93%	0.46%	0.64%	8.94%
IGPM	0.62%	2.55%	3.79%	0.67%	7.81%

II.3.  Sale of electricity of Parent Company

a.    Itaipu binacional

18

FINANCIAL RESULT - ITAIPU					Values in R$ million
	4Q13	3Q13	2Q13	1Q13	2013
Energy sold Itaipu contract + CCEE	2,135	1,875	1,774	1,554	7,337
Revenue from Right to Reimbursement(1)	235	65	-75	-39	186
Others	556	31	29	27	642
Total Revenue	2,925	1,971	1,727	1,542	8,165

Energy purchased Itaipu Contract + CCEE	-1,798	-1,916	-1,691	-2,329	-7,734
Expense from Reimbursement Obligations (2)	-112	-40	46	24	-82
Itaipu transfer	-379	12	-225	678	86
Others	-357	-8	-1	0	-366
Total Expenses	-2,646	-1,952	-1,872	-1,627	-8,097

Net Op Income - Tranfers from Itaipu(3)	279	19	-145	-85	68
FINANCIAL RESULT - ITAIPU					values in R$ million
	4Q13	3Q13	2Q13	1Q13	2013
Rights Results (RR) (1)	235	65	-75	-39	186
+ Exchange Results	268	34	481	-71	712
Result from Right to Reimbursement	503	99	406	-110	898
Obligation Results (OR) (2)	112	40	-46	-24	82
+ Exchange Results	164	20	293	-43	434
Result from Reimbursement Obligations	276	60	247	-67	516
Balance: RR - OR	227	39	159	-43	382

The balance resulting from adjustment factor from Itaipu Binational, shown on Financial Asset at the Non-Current  Assets amounted to R$ 4,977 million on December 31st,  2013, equivalent to US$ 2,125 million (December 31st , 2012 – R$ 4,920 million, equivalent to US$ 2,408 million), of which R$ 3,108 million, equivalent to US$ 1,318 million, will be transferred to the National Treasury until 2023 represented by reimbursement obligations, as a result of a credit transaction which took place between the Company and the National Treasury in 1999.

b.    Commercialization of eletric energy– PROINFA

Trading operations of electricity within the PROINFA generated a net positive result in 2013 of R$ 43 million (December 31, 2012 – R$ 60 million negative), producing no effect on net income of the company.  This value is included under the Reimbursement Obligations. The balance of resellers consumers registered in this quarter was in the amount R$ 449 million of Proinfa related to the parent company (December 31, 2012 – R$ 477 million).

III. Eletrobras Information

Portfolio Of Loans Receivable And Payable

19

a.    Financing and Loans Granted

Financing and loans, with foreign exchange variation, representing approximately 43% of the total portfolio of the Company (43% in December 31, 2012). Those who predict adjustment based on indexes that represent the level of domestic prices in Brazil reach 57% of the portfolio balance (57% at December 31, 2012). The market values of these assets are equivalent to their accountable values, since they are industry specific operations and formed, in part, through the Sectoral Funds resources that doesn´t have similar conditions as the parameter.

The long-term portion of loans and financing from regular and sectoral resources including transfers, based on the expected cash flows contractually mature as shown below:

values in R$ million
	2015	2016	2017	2018	2019	beyond 2019	Total
Parent company	1,712	1,713	1,701	1,680	1,692	16,137	24,636
Consolidated	857	858	852	841	847	8,080	12,336

b.    Financing and Loans  Payable

The total debt in foreign currency, including related charges in the parent company at December 31st, 2013 is R$ 10,822 million (R$ 9,768 million in December 31st, 2012), equivalent to US$ 4,620 million (US$ 4,780 million in December 31st, 2012) and consolidated R$ 11,080 million (R$ 9,930 million in December 31st, 2012), equivalent to US$ 4,730 million (US$ 4,859 million in December 31st, 2012). The percentage distribution by currency is as follows:

values in R$ million
	Parent Company		Consolidated
	R$	%	R$	%
US Dollar	10,409	96.19%	10,419	96.27%
EURO	191	1.77%	187	1.73%
YEN	222	2.05%	216	2.00%
TOTAL	10,409	96.19%	10,419	96.27%

The long-term loans and financing expressed in millions of U.S. dollars, a portion of which  matures the following way:

Currency in US$ million
	2015	2016	2017	2018	2019	beyond 2019	Total
Parent Company	925	508	504	375	1,274	17,038	20,624
Consolidated	1,368	751	746	554	1,885	25,202	30,507

20

Ratings

Agency	Rating National/Perspective	Latest Report
Moody’s Issuer Rating	Baa3 (Negative)	10/25/2013
S&P LT Local Currency	BBB+ (Stable)	3/24/2014
S&P LT Foreign Currency	BBB- (Stable)	3/24/2014
Fitch LT Local Currency Issuer	BB (Negative)	12/6/2013
Fitch LT Foreign Currency Issuer	BB (Negative)	12/6/2013

Organization Chart of Eletrobras

21

Investiments

		values in R$ billion
NATURE OF THE INVESTMENTS	Realized 2013	Budgeted 2013	Realized %	Budgeted 2014
Own Investments
Generation	2.8	3.0	92.2%	3.0
Transmition	2.2	2.8	79.6%	2.5
Distribution	0.7	1.0	72.3%	1.8
Maintenance - Generation	0.4	0.7	61.1%	0.9
Maintenance - Transmition	0.5	0.6	78.7%	0.6
Maintenance - Distribution	0.2	0.2	102.7%	0.3
Others (Research, Infrastructure and Environmental Quality)	0.4	0.6	67.0%	0.8
Sub Total	7.2	8.7	83.1%	9.9

Financial Inversions in Partnerships
Generation	3.2	3.6	90.0%	3.1
Transmition	0.7	1.2	62.1%	1.2
Sub Total	4.0	4.7	84.8%	4.3
Total	11.2	13.4	83.6%	14.1

Shareholders Compensation

Remuneration per share – R$	12.31.2013	12.31.2012
Ações Ordinárias	0.40	0.39
Ações Preferenciais da classe A	2.18	2.17
Ações Preferenciais da classe B	1.63	1.63

The Company awarded compensation to preferred shareholders as interest on shareholders' equity - JCP in the amount of R$ 434 million(R $ 434 million in 2012), attributed to dividends for the fiscal year, in accordance with the statutory provisions whose remuneration per share is as follows:

Remuneration to the common shareholders will be held in the form of interest on equity of R$ 434 million (R$ 434 million in 2012), attributed to the dividends of the fiscal year accrued as equity.

22

 Social Capital

Capital Structure

As of December 31st , 2013  the social capital of Eletrobras had the following composition:

Shareholders	Common		Pref. Class “A”		Pref. Class “B”		Total
	1,087,050,297%		146,920%		265,436,883%		1,352,634,100%
Federal Government	591,968,382	54.46%			2,252	0.00%	591,970,634	43.76%
BNDESpar	141,757,951	13.04%			18,691,102	7.04%	160,449,053	11.86%
BNDES	74,545,264	6.86%			18,262,671	6.88%	92,807,935	6.86%
FND	45,621,589	4.20%					45,621,589	3.37%
FGHAB	1,000,000	0.09%					1,000,000	0.07%
CEF	8,701,564	0.80%					8,701,564	0.64%
FGI					8,750,000	3.30%	8,750,000	0.65%
Others	223,455,547	20.56%	146,920	100.00%	219,730,858	82.78%	443,333,325	32.78%
Cust.CBLC	222,789,463	20.49%	86,060	58.58%	199,881,489	75.30%	422,757,012	31.25%
Resident	78,218,466	7.20%	86,059	58.58%	98,573,093	37.14%	176,877,618	13.08%
Non Resident	79,666,372	7.33%	1	0.00%	81,956,484	30.88%	161,622,857	11.95%
Prog. Adr	64,904,625	5.97%	0	0.00%	19,351,912	7.29%	84,256,537	6.23%
Others	666,084	0.06%	60,860	41.42%	19,849,369	7.48%	20,576,313	1.52%
Resident	638,109	0.06%	60,833	41.41%	19,845,367	7.48%	20,544,309	1.52%
Non Resident	27,975	0.00%	27	0.02%	4,002	0.00%	32,004	0.00%

23

Number of Shareholders Registered in Scriptural System

The amount of shareholders duly registered in the Company’s scriptural system increased 4.1% in the period between December 31st, 2012 and December 31st, 2013. There was an increase of 6.9% of common shareholders and an increase of 2.7% of preferred shareholders.

Between December 31st, 2012 and December 31st, 2013, there was an increase of 4.2% of resident shareholders in Brazil. Concerning the non-resident shareholders, between December 31st, 2012 and December 31st, 2013 there was no significant variation in share participation.

24

Share performance analysis

Shares

Eletrobras ON – ELET3

During the 4Q13 Eletrobras’ common shares (ELET3) devaluated by 6.1% closing at R$ 5.87. The maximum price achieved by those shares was R$ 7.62 on October 23rd, and the lowest price registered was R$ 5.61 on November 21st. The quotations related are values ex-dividend.

Eletrobras Preferred Shares – ELET6

During the 4Q13  Eletrobras’ preferred shares (ELET6) had a devaluated by 5.2% closing at R$9.93. The maximum price achieved by those shares was R$ 12.15 on October 21st, and the lowest price registered was R$ 9.86 on December 18th. The quotations related are values ex-dividend.

Shares Trading Performance at the BM&FBOVESPA

Index number 12/31/2012 = 100 and ex-dividend values

25

 Financial Trading Volume (Daily Average) at the BM&FBOVESPA (R$ thousands)

26

ADR Programs

EBR-B – Eletrobras Common Shares

During the 4Q13, the ADRs common  shares of Eletrobras recorded a maximum price of US$ 3.48 on October 22nd. The lowest price registered was on December 4th, when the price reached US$ 2.39. This asset ended the quarter quoted at US$ 2.59 with a devaluation 7.8% compared to September  2013, when it closed quoted at US$ 2.81, considering ex-dividend values. The Balance of ADRs representing such shares at the end of the second quarter of 2013 was 65,800,425.

EBR – Eletrobras Preferred Shares

During the 4Q13, the ADRs of the preferred  shares of Eletrobras recorded a maximum price of US$ 5.57  on October 21st. The lowest price registered was US$ 4.24  on December 13th. This asset ended the quarter quoted at US$ 4.40 with a devaluation of 5.8% compared to September 2013, when it closed quoted at US$ 4.67, considering ex-dividend values. The Balance of ADRs representing such shares at the end of the quarter was 21,072,812.

Trading volume (Daily Average) at the NYSE (thousands)

27

Latibex (Latin America Stock Market in Madrid Stock Exchange)

XELTO

The common shares of the Latibex program obtained, in the 4Q13, a devaluation of 11.0%, considering that in December,  2013  it closed at € 1.86  and in September,  2013 it closed at € 2.09.

XELTB

The preferred shares listed on Latibex program ended the 4Q13 at € 3.13. In September  2013, these shares closed at € 3.40, reflecting a devaluation of 7.9%.

Trading Volume (Daily Average) at the Madrid Stock Exchange (Values in numbers of shares)

28

Exchange rate performance between December 31, 2012 and December 31, 2013

Index Number 12/31/2012 = 100

Number of Employees

Parent Company

Working time in the Company (years)	1Q13	2Q13	3Q13	4Q13
Até 5	542	521	514	497
6 a 10	301	255	271	237
11 a15	39	81	62	76
16 a 20	14	28	23	24
21 a 25	201	165	164	116
mais de 25	172	214	177	94
Total	1,269	1,264	1,211	1,044

By Region

State	Nº of employees
	1Q13	2Q13	3Q13	4Q13
Rio de Janeiro	1,222	1,215	1,168	1,008
Brasília	47	49	43	36
Total	1,269	1,264	1,211	1,044

29

Outsorced Employees

1Q13	2Q13	3Q13	4Q13
183	183	183	183

Turnover Index

1T13	2T13	3T13	4T13
0,61	0,61	2,10	7,41

Partnership – Parent Company

SPE	Enterprise	Investiment R$ million	Installed Capacity MW	Assured Energy MW Medium	Generated Energy MWh
					1Q13	2Q13	3Q13	4Q13
Norte Energia AS (Belo Monte)	SHU	29,375.00 Base final de obra 25,885 Base abril/10	11,233.1	4,571.0	-	-	-	-
Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A.(*)	UEE	109.3	26.0	12.08	21,722	18,783	23,023	25,822
Generated Energy - Source: SPE Solar Mangue Seco 2 Generator and Distributor of Electrical Energy SA

Enterprise	Participation (%)	Localization (Estate)	Start of Construction	Start of Operation	End of Operation
Belo Monte / Norte Energia	15.0	PA	Jun/2011	Feb/2015	Aug/2045
Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A.	49.0	RN	May/2010	Sep/2011	Jun/2045

Note: To “end of operation” item was adopted end date of the Concession Contract

30

Balance Sheet

values in R$ thousand

Asset	Parent Company		Consolidated
	12.31.13	12.31.12	12.31.13	12.31.12
Current
Cash and cash equivalent	1,303,236	935,627	3,597,583	2,501,515
Restricted cash	879,801	3,509,323	879,801	3,509,323
Marketable Securities	1,713,017	4,378,184	6,095,908	6,352,791
Clients	449,452	477,104	3,587,282	4,082,695
Financial asset-concessions and Itaipu	759,433	0	1,168,002	318,293
Financing and loans	4,961,171	4,044,496	2,838,503	2,611,830
Fuel consumption account - CCC	1,275,334	1,240,811	1,275,334	1,240,811
Remuneration of equity interests	379,943	195,304	268,060	167,197
Tributes to retrieve	554,725	886,553	839,767	1,498,726
Income tax and Social contribution	1,545,376	1,088,491	1,940,005	1,227,005
Right to compensation	0	0	10,910,073	7,302,160
Stored material	738	936	614,607	446,157
Stock of nuclear fuel	0	0	343,730	360,751
Compensation - Law 12,783/2013	0	0	3,476,495	8,882,836
Derivative financial instruments	0	0	108,339	249,265
Other	69,811	89,866	1,136,345	1,118,481
Total current assets	13,892,037	16,846,695	39,079,834	41,869,836

Non-Current
Long-term assets
Right to compensation	0	0	1,669,583	901,029
Financing and loans	24,635,663	25,166,460	12,335,838	12,932,963
Clients	0	0	1,310,821	1,256,685
Marketable Securities	188,650	395,701	192,580	400,370
Stock of nuclear fuel	0	0	507,488	481,495
Tributes to retrieve	0	0	1,990,527	1,737,406
Income tax and Social contribution	299,117	1,754,333	3,010,574	4,854,337
Linked deposits	803,048	803,130	2,877,516	2,691,114
Fuel consumption account - CCC	16,275	521,097	16,275	521,097
Financial asset-concessions and Itaipu	2,659,432	2,815,520	23,704,037	22,915,696
Derivative financial instruments	0	0	107,816	223,099
Advances for future Capital increase	382,193	2,730,178	490,429	70,423
Compensation - Law 12,783/2013	0	0	2,019,684	5,554,435
Other	907,969	560,078	830,309	647,682
	29,892,347	34,746,497	51,063,477	55,187,831
Investments	50,329,250	50,266,910	17,414,994	14,677,150
Property, Plant And Equipment	129,171	117,293	30,038,514	29,494,833
Intangible	0	0	788,582	1,204,563
Total non-current assets	80,350,768	85,130,700	99,305,567	100,564,377
Total Assets	94,242,805	101,977,395	138,385,401	142,434,213

31

Liabilities and shareholders' equity	Parent Company		Consolidated
	12.31.13	12.31.12	12.31.13	12.31.12
Current
Financing and loans	1,199,102	625,877	1,969,765	1,337,279
Debentures	0	0	12,804	1,305
Financial liabilities	0	787,115	0	787,115
Compulsory loan	7,935	12,298	7,935	12,298
Suppliers	342,778	467,804	7,740,578	6,423,074
Advance of customers	462,672	424,309	511,582	469,892
Taxes to be collected	49,187	17,666	839,426	814,422
Income tax and Social contribution	0	213,384	15,262	313,888
Fuel consumption account - CCC	941,285	1,369,201	941,285	1,369,201
Remuneration to shareholders	525,464	3,951,333	528,204	3,952,268
National Treasury credits	39,494	131,047	39,494	131,047
Estimated obligations	47,325	9,772	1,288,713	1,173,678
Obligations of compensation	583,046	650,185	8,377,400	5,988,698
Post-employment benefit	13,079	9,957	265,082	127,993
Provisions for contingencies	0	0	23,654	28,695
Sector Charges	0	0	714,862	654,230
Leasing	0	0	181,596	162,929
Concessions to pay-use of public good	0	0	3,567	1,870
Derivative financial instruments	0	0	225,423	185,031
Other	135,869	116,792	2,011,257	1,399,559
Total current liabilities	4,347,236	8,786,740	25,697,889	25,334,472

Non-Current Liabilities
Financing and loans	20,623,906	18,012,551	30,506,522	25,292,871
National Treasury credits	0	37,072	0	37,072
Suppliers	0	0	791,293	0
Debentures	0	0	205,878	68,015
Advance of customers	0	0	776,252	830,234
Compulsory loan	358,905	321,894	358,905	321,894
Obligation for demobilization of assets	0	0	1,136,342	988,490
Operational provisions	1,061,490	1,005,908	1,061,490	1,005,908
Fuel consumption account - CCC	455,455	2,401,069	455,455	2,401,069
Provisions for contingencies	2,496,739	1,194,704	5,695,104	5,100,389
Post-employment benefit	67,553	644,512	1,218,688	2,774,791
Provision for liabilities to be discovered in subsidiaries	3,217,274	1,501,887	0	0
Onerous contracts	0	0	3,244,335	5,155,524
Obligations of compensation	0	0	2,317,708	1,801,059
Shareholder remuneration	0	0	1,891,628	1,860,104
Leasing	0	0	0	0
Concessions to pay-use of public good	0	0	60,904	71,180
Advances for future capital increase	174,570	161,308	174,570	161,308
Derivative financial instruments	36,848	68,153	232,226	291,252
Sector Charges	0	0	375,982	428,383
Taxes to be collected	0	0	892,950	620,397
Income tax and Social contribution	342,236	335,427	533,713	598,750
Other	566,883	422,225	68,659	10,458
Total noncurrent liabilities	29,401,859	26,106,710	51,998,604	49,819,148

Shareholders ' Equity
Social Capital	31,305,331	31,305,331	31,305,331	31,305,331
Capital reserves	26,048,342	26,048,342	26,048,342	26,048,342
Income reserves	4,334,565	11,361,225	4,334,565	11,361,225
Equity valuation adjustments	68,368	208,672	68,368	208,672
Additional Dividend Proposed	433,962	433,962	433,962	433,962
Other comprehensive results accumulated	-1,696,858	-2,273,587	-1,696,858	-2,273,587
Participation of non-controlling shareholders	0	0	195,198	196,648
Total shareholders ' equity	60,493,710	67,083,945	60,688,908	67,280,593
Total liabilities and shareholders ' equity	94,242,805	101,977,395	138,385,401	142,434,213

32

Statement of Income

values in R$ thousand

	Parent Company		Consolidated
	12.31.13	12.31.12	12.31.13	12.31.12
Net Operating Revenue	2,840,238	2,719,441	23,835,644	28,014,296
Operating Expenses
Personnel, Material and services	593,774	482,169	9,244,586	7,670,823
Energy purchased for resale	2,875,951	2,406,812	5,515,206	4,863,288
Charges on use of electric network	0	0	1,560,883	1,586,809
Construction-Distribution	0	0	1,013,684	1,345,519
Construction-Transmission	0	0	1,797,324	1,960,474
Construction - Generation	0	0	736,855	0
Fuel for electric power production	0	0	1,492,368	693,751
Remuneration and compensation	0	0	405,809	667,923
Depreciation	6,547	6,279	1,285,351	1,528,692
Amortization	0	0	215,189	160,269
Donations and contributions	278,839	289,954	332,031	379,002
Operational provisions	5,011,829	764,387	3,258,205	4,971,221
Adjustment plans of staff	12,674	0	256,860	0
Other	364,053	634,579	2,089,704	1,814,116
	9,143,667	4,584,180	29,204,055	27,641,887
Operating income before financial result	-6,303,429	-1,864,739	-5,368,411	372,409
Financial Result
Financial Revenues
Interest revenues, commissions and fees	2,033,155	1,955,486	1,146,055	1,172,031
Revenue from financial investments	284,660	1,213,146	556,469	1,565,875
Moratorium increase on electricity	44,771	19,982	305,404	230,597
Monetary updates	705,920	947,094	454,634	720,816
Exchange variation	585,350	546,445	539,059	460,559
Compensation of remuneration - Ley 12.783/13	0	0	441,024	211,532
Other financial revenues	145,591	146,909	269,666	297,411
Financial Expenses
Debt charges	-1,048,004	-915,199	-2,031,402	-1,683,787
Leasing charges	0	0	-379,771	-412,152
Shareholders ' resource charges	-180,301	-493,149	-189,967	-502,178
Losses on Derivatives	0	0	-238,938	0
Other financial expenses	-453,374	-259,599	-606,287	-639,078
	2,117,768	3,161,115	265,946	1,684,475
Income before equity participation	-4,185,661	1,296,376	-5,102,465	2,056,884
Result of equity	-787,881	-7,531,378	177,768	612,202
Operating Result before Law 12,783/2013	-4,973,542	-6,235,002	-4,924,697	2,669,086
Effects – Law 12,783/2013	0	0	0	-10,085
Operating Result after Law 12,783/2013	-4,973,542	-6,235,002	-4,924,697	-7,416,294
Income tax	0	-213,600	-60,424	-67,871
Social contribution on net income	-1,313,121	-430,314	-1,306,254	558,513
Net income (loss) for the period	-6,286,663	-6,878,916	-6,291,375	-6,925,652
Portion allocated to Controlling	-6,286,663	-6,878,916	-6,286,663	-6,878,916
Portion allocated to non-controlling	0	0	-4,712	-46,736
Net profit per share (R$)	-4.65	-5.09	-4.65	-5.12

33

Cash Flow

values in R$ thousand

	Parent Company		Consolidated
	12.31.13	12.31.12 (reclassified)	12.31.13	12.31.12 (reclassified)
Operational Activities
Income before income tax and social contribution	-4,973,542	-6,235,002	-4,924,697	-7,416,292
Adjustments to reconcile income with cash generated by operations:
Depreciation and amortization	6,547	6,279	1,500,540	1,688,961
Monetary/exchange variations net	-1,013,010	-1,267,800	-1,674,124	-1,512,778
Financial charges	-1,340,907	-1,408,027	607,438	366,185
Income from financial assets	0	0	-552,106	-2,852,332
Equity result	787,881	7,531,378	-177,768	-612,201
Effects of Law 12,783/2013	0	0	0	10,085,380
Provision for liabilities to be discovered	2,841,728	1,011,968	0	0
Allowance for doubtful accounts	335,610	-137,495	-457,261	781,864
Provision for contingencies	1,585,772	-251,693	1,399,321	579,851
Provision for decrease in recoverable value of assets/onerous contract	0	0	2,428,649	1,058,940
Provision for post-employment benefit plan	12,674	0	256,860	0
Provision for losses on investments	142,622	162,878	142,622	187,741
Provision for investment loss	0	0	791,868	0
Global reversion reserve charges	347,949	367,741	347,949	367,741
Adjustment to present value/market value	53,371	-187,328	94,000	-162,562
Minority interest in the result	0	0	7,139	70,812
Charges on shareholders ' resources	180,301	493,149	189,967	502,178
Financial instruments-derivatives	0	0	238,938	-103,863
Other	273,521	243,016	559,372	1,083,216
	4,214,059	6,564,064	3,778,747	13,165,268
(Increase)/decrease in operating assets
Accounts receivable	0	0	413,625	-77,127
Securities	2,812,303	4,105,000	404,758	4,664,758
Right to compensation	0	0	-4,376,467	-4,204,250
Stored Matetrials	198	-207	-168,450	-95,585
Stock of nuclear fuel	0	0	-8,972	-17,950
Financial asset-public service concessions	36,229	-338,966	36,229	-338,966
Other	-472,139	-34,919	-344,793	-29,041
	2,376,590	3,730,907	-4,044,070	-98,161
Increase/(decrease) in operating liabilities
Suppliers	-6,924	-24,465	2,686,542	921,479
Advance of customers	0	0	-50,655	-47,733
Leasing	0	0	50,191	104,492
Estimated obligations	37,553	-11,356	115,035	400,798
Obligations of compensation	0	0	2,744,474	4,609,446
Sector charges	0	0	8,231	65,410
Other	-416,646	-64,092	-463,167	-371,173
	447,276	28,271	6,016,985	5,712,720
Cash from operating activities	2,064,383	4,088,241	826,965	11,363,535
Payment of financial charges	-570,721	-543,052	-1,305,876	-870,754
Payment of fees the global reversion reserve	-228,144	-257,580	-228,144	-257,580
Annual permitted revenue receipts	0	0	674,102	3,614,823
Receiving compensation of financial asset	0	0	9,819,946	0
Receipt of financial charges	1,897,351	1,846,360	1,141,486	1,162,748
Payment of income tax and social contribution	-471,641	-403,549	-650,161	-995,246
Receiving remuneration of investments in equity	329,867	2,189,201	513,607	632,621
Payment of pension fundings	0	0	-488,016	-308,011
Payment of legal contingencies	-596,544	0	-920,002	-503,932
Legal deposits	-220,185	-43,726	-54,552	-488,279
Net cash from operating activities	2,204,366	6,875,894	9,329,355	13,349,926
Financing activities
Loans and financing obtained in the long term	2,719,621	757	6,050,558	3,243,151
Payment of loans and financing-principal	-1,721,019	-1,570,899	-2,480,439	-2,250,865
Payment of remuneration to shareholders	-4,185,077	-4,953,887	-4,189,709	-4,981,948
Refinancing payment of taxes and contributions-principal	0	0	-98,522	-110,755
Compulsory loan and global reversion reserve	485,594	885,457	485,594	885,457
Other	-472,139	-34,919	-344,793	-29,041
Net cash from financing activities	-2,700,881	-5,638,571	-77,879	-3,100,740
Investment activities
Granting of loans and financing	-2,474,881	-2,535,779	-598,577	-536,879
Receiving loans and financing	3,778,105	2,740,085	1,999,115	1,068,623
Acquisition of property, plant and equipment	-16,509	-9,248	-2,141,137	-3,737,167
Acquisition of intangible assets	0	0	-157,209	-121,713
Acquisition of concession assets	0	0	-3,413,719	-3,340,877
Acquisition/capital supply in equity	-257,278	-208,708	-3,555,414	-4,090,940
Granting of advance for future capital increase	-165,313	-1,684,775	-396,467	-139,862
Other	-472,139	-34,919	-344,793	-29,041
Net cash from investing activities	864,124	-1,698,425	-8,155,408	-10,857,514
Increase (decrease) in cash and cash equivalents	367,609	-461,102	1,096,068	-608,329
Cash and cash equivalents at the beginning of the period	935,627	1,396,729	2,501,515	3,109,844
Cash and cash equivalents at the end of the period	1,303,236	935,627	3,597,583	2,501,515
	367,609	-461,102	1,096,068	-608,329

34

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.